EXHIBIT 99.1

Profound Medical Announces First Quarter 2024 Financial Results and Issues Full-Year 2024 Revenue Guidance

TORONTO, May 09, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the first quarter ended March 31, 2024 and provided full-year 2024 revenue guidance. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Business Highlights

  The TULSA-PRO® systems installed base grew from 47 at the end of 2023 to 53 as of the end of Q1-2024; Profound continues to expect that to grow to 75 TULSA-PRO® systems this year.
  Profound continued to see a wide variety of prostate disease patients treated by its TULSA-PRO® customers in the first quarter of 2024:
    Approximately 71% were treated for prostate cancer, 21% were hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”), 6% were salvage, and 2% were men with BPH only;
    For cancer grade, approximately 15% were GG1, 47% were GG2, 27% were GG3, and 13% were GG4 & GG5;
    In terms of ablation, approximately 53% were whole gland; 26% were sub-total but more than half the gland; 10% were hemi-ablations; and 12% were focal therapy; and
    For prostate size, approximately 4% were < 20cc; 29% were 20 – 40cc; 40% were 40-60cc; 23% were 60-100cc; and 4% were over 100cc.
  Profound’s next TULSA AI module, Contouring Assistant, which has been designed to enable the creation of a suggested treatment design based upon the specific prostate anatomy of each patient, is currently under U.S. Food and Drug Administration (FDA) review.
  In or around late-July 2024, the Company anticipates that the U.S. Centers for Medicare & Medicaid Services (CMS) will issue its proposed outpatient prospective payment system (OPPS) reimbursement rule for the three new CPT® Category 1 codes and their descriptors covering the TULSA procedure, with the final rule anticipated in November 2024, which will become effective on January 1, 2025.
  The ongoing Level 1 CAPTAIN trial comparing the TULSA procedure to radical prostatectomy in men with localized prostate cancer remains on track to complete patient enrollment by the end of this year.
  Earlier this week, Profound announced that 25 TULSA-related scientific research presentations have already been delivered at major medical meetings around the world thus far in 2024.
  Today, the Company is providing annual revenue guidance for the first time.

“Concurrent with growing awareness of the TULSA procedure’s potential to become a mainstream treatment modality for prostate disease among urologists via our sales, marketing and clinical education programs, our preparations continue for the permanent CPT® Category 1 codes for TULSA going into effect at the beginning of 2025,” said Arun Menawat, Profound’s CEO and Chairman. “As we continue to advance toward what we anticipate will be a major inflection point for our business, we believe that we now have sufficient visibility into the pace of TULSA adoption ahead of it, both in terms of existing system utilization and installed base growth, to initiate full-year revenue guidance.”

Summary First Quarter 2024 Results

For the quarter ended March 31, 2024, the Company recorded revenue of approximately $1.91 million, with $1.48 million from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties, and $428,000 for one-time sale of capital equipment. First quarter 2024 revenue increased approximately 3% from $1.86 million in the same three-month period a year ago.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution (“S&D”) expenses, were approximately $8.8 million in the first quarter of 2024, an increase of 9% compared with approximately $8.1 million in the first quarter of 2023.

Expenditures for R&D for the three months ended March 31, 2024 were approximately $3.9 million, an increase of 2% compared with approximately $3.8 million in the three months ended March 31, 2023, primarily driven by improved enrollment for the CAPTAIN trial and recruitment efforts, additional travel associated with system installation and clinical trials, and increased software costs associated with thermal boost and artificial intelligence development software. Partially offsetting these amounts was a decrease in rent due to lower MRI time usage and a decrease in share-based compensation due to fewer awards granted to employees.

G&A expenses for the 2024 first quarter increased by 13% to approximately $2.4 million, compared with approximately $2.1 million in the same period in 2023. Salaries and benefits, consulting fees and travel increased due to higher cost of living salary increases, increased legal and accounting fees, and increased travel for investor relations and conferences. Partially offsetting this was a decrease to insurance expense due to lower premium rates and a decrease to general office expenses.

First quarter 2024 S&D expenses increased by 15% to approximately $2.4 million, compared with $2.1 million in the first quarter of 2023. This was driven by increases in salaries and benefits, consulting fees, and marketing and travel expenses due to increased salesforce and commission payments, consultants engaged to assist with Veteran Affairs and military sales markets, release of commercial segments and marketing advertisement campaigns, and increased in-person conferences and customer meetings. These were partially offset by a decrease in share-based compensation due to fewer awards granted to employees.

Net finance income for the three months ended March 31, 2024 was approximately $1.3 million, compared with approximately $145,000 in the three months ended March 31, 2023.

First quarter 2024 net loss was approximately $6.2 million, or $0.26 per common share, compared to approximately $6.7 million, or $0.32 per common share, in the three months ended March 31, 2023.

2024 Financial Outlook

Based on the Company’s current business planning and budgeting activities, it expects total revenue for full-year 2024 to be in the range of $11.0 million to $12.0 million, which represents 53% to 67% growth compared to its prior year revenue.

Liquidity and Outstanding Share Capital

As at March 31, 2024, Profound had cash of approximately $41.2 million.

As at May 9, 2024, Profound had 24,428,899 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedarplus.ca, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today at 4:30 pm ET during which time the results will be discussed.

To participate in the conference call by telephone, please pre-register via this link to receive the dial-in number and your unique PIN.

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, any express or implied statements or guidance regarding current or future financial performance and position, including the Company’s year 2024 financial guidance and related assumptions; the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma; and its future revenues/financial results. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition, statements and projections regarding financial guidance and goals and the attainment of such goals may differ from actual results based on market factors and Profound’s ability to execute its operational and budget plans; and actual financial results may not be consistent with expectations, including that revenue, operating expenses and cash usage may not be within management's expected ranges. For additional risks, please see the Company’s annual information form for the year ended December 31, 2023 and other disclosure documents available on www.sedarplus.ca and www.sec.gov. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

Financial Outlook

This press release contains a financial outlook within the meaning of applicable securities laws. The financial outlook has been prepared by management of the Company to provide an outlook for the Company’s forecasted revenue for the 12 months to be ended December 31, 2024 and may not be appropriate for any other purpose. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward-Looking Statements” herein. The actual results of the Company’s operations for any period may vary from the amounts set forth in these projections and such variations may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis. However, because this information is highly subjective and subject to numerous risks, including the risks discussed under the heading “Forward-Looking Statements” herein, it should not be relied on as necessarily indicative of future results.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

	March 31, 2024 $	December 31, 2023 $

Assets

Current assets
Cash	41,180	26,213
Trade and other receivables	6,510	7,288
Inventory	6,976	6,989
Prepaid expenses and deposits	875	1,406
Total current assets	55,541	41,896

Property and equipment	866	909
Intangible assets	428	490
Right-of-use assets	547	616

Total assets	57,382	43,911

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,875	3,282
Deferred revenue	644	721
Long-term debt	6,482	2,104
Lease liabilities	253	259
Income taxes payable	13	-
Total current liabilities	10,267	6,366

Deferred tax liability	59	59
Long-term debt	-	5,000
Deferred revenue	697	728
Lease liabilities	501	578

Total liabilities	11,524	12,731

Shareholders’ Equity

Share capital	232,763	217,393
Contributed surplus	19,985	19,687
Accumulated other comprehensive income	17,240	12,031
Deficit	(224,130)	(217,931)

Total Shareholders’ Equity	45,858	31,180

Total Liabilities and Shareholders’ Equity	57,382	43,911

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

	Three months ended March 31, 2024 $	Three months ended March 31, 2023 $

Revenue
Recurring - non-capital	1,482	1,467
Capital equipment	428	393
	1,910	1,860
Cost of sales	641	647
Gross profit	1,269	1,213

Operating expenses
Research and development	3,933	3,840
General and administrative	2,387	2,106
Selling and distribution	2,431	2,105
Total operating expenses	8,751	8,051

Operating loss	7,482	6,838

Net finance expense (income)	(1,322)	(145)

Loss before income taxes	6,160	6,693

Income tax expense	39	48

Net loss attributed to shareholders for the period	6,199	6,741

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	(5,209)	47

Net loss and comprehensive loss for the period	990	6,788

Loss per share
Basic and diluted loss per common share	0.26	0.32

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31, 2024 $	Three months ended March 31, 2023 $

Operating activities
Net loss for the period	(6,199)	(6,741)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	199	179
Amortization of intangible assets	51	50
Depreciation of right-of-use assets	55	54
Share-based compensation	767	941
Interest and accretion expense	177	192
Deferred revenue	(107)	212
Change in fair value of derivative financial instrument	-	(121)
Net change in amortized cost of trade and other receivables	(69)	(39)
Changes in non-cash working capital balances
Trade and other receivables	854	(600)
Prepaid expenses and deposits	553	364
Inventory	(180)	(330)
Accounts payable and accrued liabilities	(570)	(21)
Provisions	-	6
Income taxes payable	13	48
Foreign exchange on cash	(642)	(17)
Net cash flow used in operating activities	(5,098)	(5,823)

Financing activities
Issuance of common shares	22,938	-
Transactions costs paid	(1,859)	-
Payment of long-term debt	(623)	(206)
Proceeds from warrants exercised	-	2,423
Payment of lease liabilities	(73)	(73)
Total cash flow from financing activities	20,383	2,144

Net change in cash during the period	15,285	(3,679)
Foreign exchange on cash	(318)	146
Cash – Beginning of period	26,213	46,517
Cash – End of period	41,180	42,984